U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

dated November 25, 2005

WORLD GAMING PLC

(Exact Name as Specified in its Charter)

        N/A

(Translation of Registrant’s Name)

Minerva House

5 Montague Close

London SE1 9BB

United Kingdom

(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

EXPLANATORY NOTE:

Attached hereto as an exhibit to this Form 6-K is a press release of the Registrant, dated November 25, 2005, relating to the transmission of a Form 211 to the National Association of Securities Dealers (NASD) by a NASD member in respect of the quotation of the Registrant’s American Depositary Shares on the OTC Bulletin Board.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	November 25, 2005

WORLD GAMING PLC

By: /s/ David James Naismith

Name: David James Naismith

Title: CFO

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Press Release, dated November 25, 2005